TIAA-CREF Individual & Institutional Services, LLC 730 Third Avenue New York, NY 10017-3206	Angela Kahrmann Senior Managing Director, President and Chief Executive Officer 860-723-8609 (tele) Angela.Kahrmann@tiaa.org

April 27, 2021

VIA EDGAR
(202) 551-3207

Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644
Mail Stop 3233
Attention: Ronald Alper, Staff Attorney

    Re:     TIAA Real Estate Account Pre-Effective Amendment No. 1 to
        Registration Statement on Form S-1 (as amended, the “Registration
        Statement”) (File No. 333-254314)

Commissioners:

    Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as principal underwriter for the TIAA Real Estate Account (the “Company”), hereby joins a request by Teachers Insurance and Annuity Association of America, on behalf of the Company, to accelerate the effectiveness date of the above-captioned Registration Statement for certain variable annuity contract units as soon as reasonably practicable by 9:00 a.m. ET on Friday, April 30, 2021.

Very truly yours,

TIAA-CREF INDIVIDUAL & INSTITUTIONAL
SERVICES, LLC

By: /s/ Angela Kahrmann
Name: Angela Kahrmann
Title: Senior Managing Director, President and Chief Executive Officer

FST/fst
cc: F. Scott Thomas, Esq. (TIAA Legal) (via interoffice)